UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Ares Management Corporation

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

03390B 101

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03390B 101

1.	Names of Reporting Persons Antony P. Ressler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 151,453,753 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 151,453,753 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,453,753 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 69.3% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: Ares Management Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067

Item 2.
	(a)	Name of Person Filing: Antony P. Ressler
	(b)	Address of Principal Business Office or, if none, Residence: 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Class A common stock, par value $0.01 per share (“Class A Common Stock”)
	(e)	CUSIP Number: 03390B 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The securities reported on this Schedule 13G includes an aggregate of 34,434,479 shares of Class A Common Stock held by Ares Owners Holdings L.P. (“Ares Owners”) on behalf of its limited partners and an aggregate of 117,019,274 partnership units of the Ares Operating Group (“AOG Units”) held by Ares Owners on behalf of its limited partners. Each AOG Unit is exchangeable for one share of Class A Common Stock, subject to certain restrictions. Ares Partners Holdco LLC (“Ares Partners”) is the general partner of Ares Owners. Ares Partners is managed by a board of managers, which is composed of Mr. Ressler, Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Michael R. McFerran and Bennett Rosenthal (each, a “Board Member” and collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions of the Board Members. Ares Owners holds 16,020,778 shares of Class A Common Stock and 49,764,375 AOG Units on behalf of Mr. Ressler, or on behalf of a vehicle controlled by Mr. Ressler, as a limited partner of Ares Owners. Based solely on information reported in Statements on Schedule 13G filed by Ares Owners and the other Board Members, the shares of Class A Common Stock held by Ares Owners, if aggregated with the shares beneficially owned by each of the individual Board Members, would equal 155,555,246 shares of Class A Common Stock in the aggregate, including shares that may be acquired upon the exchange of AOG Units held by Ares Owners and shares of Class A Common Stock that may be acquired by the individual Board Members upon the vesting of or exercise of Restricted Units or stock options held by such Board Member, representing 70.0% of the outstanding shares of Class A Common Stock (assuming the exchange of AOG Units held by Ares Owners and the vesting of or exercise of Restricted Units and stock options held by the Board Members).

Mr. Ressler expressly disclaims the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Ares Owners, Ares Partners, and the other Board Members, as well as beneficial ownership with respect to any shares of Class A Common Stock beneficially owned by Ares Owners, Ares Partners, or the other Board Members, and neither the filing of this Statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Mr. Ressler that he is the beneficial owner of any of the shares of Class A Common Stock referred to herein for purposes of Section 13(d) of the Act and such beneficial ownership is expressly disclaimed by Mr. Ressler.

(b)

Percent of class:

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference. The percentage amount is based on an aggregate of 101,594,095 shares of Class A Common Stock outstanding as of December 31, 2018.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote The information contained on the cover page to this Schedule 13G is incorporated herein by reference.
		(ii)	Shared power to vote or to direct the vote The information contained on the cover page to this Schedule 13G is incorporated herein by reference.
		(iii)	Sole power to dispose or to direct the disposition of The information contained on the cover page to this Schedule 13G is incorporated herein by reference.
		(iv)	Shared power to dispose or to direct the disposition of The information contained on the cover page to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The limited partners of Ares Owners have the right to receive dividends from, or proceeds from the sale of, the shares of Class A Common Stock that are held of record by Ares Owners on behalf of such limited partner. Ares Owners holds greater than 5% of the shares of Class A Common Stock on behalf of Mr. Ressler, or on behalf of a vehicle controlled by him, and each of Messrs. Arougheti, Kaplan and Rosenthal, or on behalf of a vehicle controlled by such Board Member (assuming the exchange of the AOG Units held on their behalf), each of whom are limited partners of Ares Owners. In addition, Ares Owners holds greater than 5% of the shares of Class A Common Stock on behalf of Mr. John Kissick, or on behalf of a vehicle controlled by him, who is also a limited partner of Ares Owners.  No other person has the right to receive dividends from, or the proceeds from the sale of, more than five percent of the shares of Class A Common Stock reported on this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2019

/s/ Antony P. Ressler
By: Antony P. Ressler